Mammoth Energy Services, Inc.

14201 Caliber Drive, Suite 300

Oklahoma City, OK 73134

June 15, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Karl Hiller, Branch Chief, Office of Natural Resources
Timothy S. Levenberg
Lisa Krestynick
Jenifer Gallagher, Staff Accountant
John Coleman, Mining Engineer

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-3, as amended
File No. 333-221268

Ladies and Gentlemen:

Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement on Form S-3 (File No. 333-221268), filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017, as amended by Amendment No. 1 filed with the Commission on June 6, 2018, be accelerated to June 19, 2018 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 608-6007 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Mark Layton
Mark Layton
Chief Financial Officer

cc:    Seth R. Molay, P.C.